Exhibit 99.1

AEGON and Mongeral complete joint venture

AEGON has completed its acquisition of a 50% interest in Mongeral S.A. Seguros e Previdência, Brazil’s sixth largest independent life insurer, originally announced on October 1, 2008.

This strategic joint venture strengthens AEGON’s presence in Latin America, identified as a strategic region given its potential for growth. Establishing this partnership is part of a broader strategy to allocate more of AEGON’s financial resources toward businesses that offer attractive growth and higher returns.

“AEGON welcomes the opportunity to partner with one of Brazil’s leading life insurance and pension providers, strengthening our position in this important growth region,” said AEGON CEO Alex Wynaendts.

The joint venture complements AEGON’s existing operations in Brazil, which include AEGON Direct Marketing Services and its life reinsurer, Transamerica Reinsurance.

Media relations	Website	20090529
+31 (0)70 344 8956	www.aegon.com

Investor relations
+31 (0)70 344 8305

About AEGON and Mongeral

AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	First quarter 2009	2008
Underlying earnings before tax	EUR (22) million	EUR 1.57 billion
New life sales	EUR 543 million	EUR 2.63 billion
Gross deposits	EUR 8.2 billion	EUR 40.75 billion
Revenue generating investments (End of period)	EUR 334 billion	EUR 332 billion

Mongeral

Formed in 1835, Mongeral is one of the five oldest companies in Brazil and a pioneer in the life insurance and pension plans market in Brazil. With more than 170 years of uninterrupted business, Mongeral was recognized by the government as the first social security initiative in Brazil. Today Mongeral has more than 500 employees, more than 3,000 registered brokers and 55 branches throughout Brazil, serving some 350,000 customers. In 2008, Mongeral had total revenues of approximately EUR 107 million. The company stands out in the life insurance and pensions market due to its core values: excellence, transparency, valorization of employees, social responsibility and innovation.

AEGON Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Mongeral

Media relations

Luiz Friedheim

Phone: + 5521 2506 3955

E-mail: lfriedheim@mongeral.com.br

Website

www.mongeral.com.br

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DISCLAIMER

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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